SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer

Dated: May 9th, 2005

FOR IMMEDIATE RELEASE

TIER-1 SECURITY INDUSTRY PLAYER SELECTS
SILICOM’S CARDS FOR ITS FAMILY OF SECURITY
APPLIANCES AND PLACES IMMEDIATE $660K
ORDERS FOR ITS MAY AND JUNE 2005 DEMAND

        KFAR SAVA, Israel – May 9, 2005 – Silicom Ltd. (NASDAQ:SILCF) today announced that it has been awarded two mass-production purchase orders of $330,000 each from a new customer who is a tier-one security industry player. The orders are for two of Silicom’s high-performance Server Connectivity products, both of which have recently been approved by the customer as part of a major Design Win. The orders are scheduled to be delivered during the 2nd quarter of 2005 and are earmarked to supply the customer’s manufacturing needs for May and June 2005. According to the customer’s forecast, Silicom expects to receive additional mass-production orders from this prestigious manufacturer.

        “It is hard to overstate the importance of this Design Win for Silicom from the standpoint of both revenues and positioning,” said Mr. Shaike Orbach, President and CEO of Silicom. “The fact that $660,000 worth of equipment was ordered for just two months, together with the customer’s forecast calling for additional sizable volumes, points to significant total sales potential for this Design Win. From the standpoint of positioning, the fact that two of the security industry’s top players have now standardized on Silicom Server Adapters for their security appliances firmly establishes our market leadership, strengthening our ability to close sales with many of the 100+ companies currently engaged in various stages of evaluation of our products.

        “The addition of this prestigious high-potential customer, together with the record sales and the return to profitability that we recently announced for the 1st quarter of 2005, illustrates the rising momentum of our business.”

Silicom Ltd. is an industry-leading provider of high-performance network connectivity solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet server adapters and innovative BYPASS adapters designed to increase throughput and availability of security appliances and other mission-critical gateway applications. Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:
Shaike Orbach, CEO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: shaike@silicom.co.il